Exhibit 97.1

AUDDIA INC.

POLICY REGARDING THE RECOUPMENT OF CERTAIN PERFORMANCE-BASED COMPENSATION PAYMENTS

Effective as of December 1, 2023 (the “Effective Date”)

Purpose and Scope. This policy sets forth the conditions under which Auddia Inc. (the “Company”) will seek reimbursement with respect to incentive-based compensation received by, and to recover profits realized from the sale of shares of the Company’s common stock by, executive officers of the Company (the “Policy”).

(a)	“Incentive-based compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a financial reporting measure.

(b)	Incentive-based compensation is “received” in the Company’s fiscal period during which the financial reporting measure specified in the compensation award is attained, even if the payment or grant of the compensation occurs after the end of that period.

(c)	“Financial reporting measures” are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measures. Financial reporting measures also include stock price and total stockholder return (TSR).

(d)	Equity awards that vest exclusively upon completion of a specified employment period, without any performance condition, and bonus awards that are discretionary or based on subjective goals or goals unrelated to financial reporting measures, do not constitute incentive-based compensation.

Policy Applicable to Executive Officers. For purposes of this Policy, “executive officer” means the Company's chief executive officer, chief financial officer and all other Section 16 officers.

Company’s Obligation to Recover Compensation. In each instance where all three of the following factors exist:

(a)	the incentive-based compensation (or the vesting of such compensation) was based upon the achievement of financial results, as reported in a Form 10-Q, Form 10-K or other report filed with the Securities and Exchange Commission (“SEC”), that are required to be restated to correct an accounting error due to material noncompliance with any financial reporting requirement under the federal securities laws, including any required restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period;

(b)	a lower payment or award would have been made to such executive officer (or lesser or no vesting would have occurred with respect to such award) based upon the restated financial results; and

(c)	the need for the restatement was identified within three completed fiscal years after the date of the first public issuance or filing of the financial results.

The Company will seek to reasonably promptly recover from each current and former executive officer of the Company the portion of any incentive-based compensation (whether cash or equity, including stock options awarded as compensation) received by such executive officer for or during each of the restated periods that is greater than the amount that would have been received had the incentive-based compensation been determined based on the restated amounts, without regard to any taxes paid. If the incentive-based compensation is based on stock price or total stockholder return, the amount to be recovered by the Company must be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total stockholder return upon which the incentive-based compensation was received, and the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq.

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The Company is obligated to recover erroneously paid or awarded compensation on a “no fault” basis, regardless of whether any misconduct occurred or of when (or if) the restated financial statements are filed. This obligation is without regard to an executive officer’s responsibility for the erroneous financial statements. A restatement is deemed to have occurred for purposes of determining what compensation is covered by the earlier of (i) the date the Company’s Audit Committee concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement; or (ii) the date a court, regulatory or other legally authorized body directs the Company to prepare an accounting restatement.

The Company may, to the extent permitted by law, enforce an executive officer’s repayment obligation under this Policy by reducing any amounts that may be owing from time-to-time by the Company or any of its subsidiaries to such officer or employee, whether as wages, severance, vacation pay or in the form of any other benefit or for any other reason.

Exceptions to Policy. The Company is not obligated to recover compensation under this Policy if the Compensation Committee determines that recovery of an executive officer’s compensation would be impracticable and one of the following three conditions is satisfied:

(a)	the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered (before doing so, the Company must make a reasonable attempt to recover the erroneously awarded compensation, document such reasonable attempt and provide that documentation to Nasdaq);

(b)	recovery of the compensation would violate the executive officer’s home country law, if the law was adopted prior to November 28, 2022; or

(c)	recovery of the compensation would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees, to fail to meet the requirements of Sections 401(a)(13) or 411(a) of the Internal Revenue Code and regulations thereunder.

Authority under Policy. The Audit Committee shall have full and final authority to make the determination set forth in Section 2(b)(ii) above, and the Compensation Committee shall have full and final authority to make all other determinations under this Policy.

Effective Date of Policy. This Policy shall apply to incentive-based compensation that is approved, granted or awarded on or after the Effective Date that results from attainment of a financial reporting measure based on or derived from financial information for any fiscal period ending on or after the Effective Date. From and after the Effective Date, each award agreement or other document setting forth the terms and conditions of any incentive-based compensation shall include a provision incorporating the requirements of this Policy.

Additional Remedies. This Policy does not limit any other remedies the Company may have available to it in the circumstances, which may include, without limitation, dismissing an employee or initiating other disciplinary procedures. The provisions of this Policy are in addition to (and not in lieu of) any rights to repayment the Company may have under Section 304 of the Sarbanes-Oxley Act of 2002 (applicable to the Chief Executive Officer and Chief Financial Officer only), and Section 10D of the Securities Exchange Act of 1934, as amended, and other applicable laws.

No Indemnification. Notwithstanding anything to the contrary in any other policy of the Company or any agreement between the Company and an executive officer, no executive officer shall be indemnified by the Company against the loss of any erroneously paid or awarded compensation.

Disclosure of Policy. This Policy will be summarized and disclosed each year in the proxy statement for the Company’s annual meeting of stockholders. The Company will also file this Policy as an exhibit to its Exchange Act annual report.

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